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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   Form 12b-25
                           NOTIFICATION OF LATE FILING

                                                          COMMISSION FILE NUMBER
                                                                  1-10446

(Check One):

[X] Form 10-K and Form 10-KSB     [_] Form 20-F
[_] Form 11-K                     [_] Form 10-Q and Form 10-QSB
[_] Form N-SAR

                       For Period Ended: December 31, 2002
                       [_] Transition Report on Form 10-K
                       [_] Transition Report on Form 20-F
                       [_] Transition Report on Form 11-K
                       [_] Transition Report on Form 10-Q
                       [_] Transition Report on Form N-SAR
                       For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.


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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART 1 - REGISTRANT INFORMATION
Full Name of Registrant: Lithium Technology Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 5115 Campus Drive

City, State and Zip Code: Plymouth Meeting, PA  19462-1129

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]    (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]    (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)    The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant requires additional time to complete its annual financial statements and corresponding narratives for management's discussion and analysis. As a result of these factors, the Registrant has been unable to complete and file the subject Form 10-KSB without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       David J. Cade         (610)               940-6090

       (Name)              (Area Code)       (Telephone Number)

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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [x] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

     If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant consummated a share exchange transaction with GAIA Holding B.V. ("GAIA Holding") during the last quarter of 2002. Although the Registrant was the surviving legal entity in the share exchange, the transaction is accounted for as a reverse acquisition. Under the purchase method of accounting, GAIA Holding's historical results will be carried forward and the Registrant's operations will be included in the financial statements included in the financial statements commencing on the share exchange date. Accordingly, all of the historical 2001 results and the January 1, 2002 through the date of the share exchange results to be included in the Registrant's Form 10KSB will be those of GAIA Holding only. Results of operations after the share exchange will include the results of both companies on a consolidated basis. The Registrant anticipates a change in results of operations for the year ended December 31, 2002 from the year ended December 31, 2001 as a result of such reverse acquisition accounting.

                         Lithium Technology Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2003                                By: /s/ David J. Cade
                                                        ------------------------
                                                        Chairman and Chief
                                                        Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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